FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Opening of Placement Period for subscription commitments in respect of a proposed issuance of $375 million of new six-year floating rate / 8.5% PIK second lien senior notes with warrants to Eligible Holders of existing Senior Notes

Paris, France – June 27, 2017

On June 14, 2017, CGG SA (“CGG” or the “Company”) announced that, following the execution of a lock-up agreement (the “LUA”) with certain of its financial creditors and a restructuring support agreement with one of its significant shareholders, both in support of a comprehensive financial restructuring plan (the “Financial Restructuring”), it and certain of its subsidiaries had commenced certain legal proceedings to implement the Financial Restructuring, including the opening of a safeguard proceeding in France, a Chapter 15 filing in the U.S. and the commencement by certain of its subsidiaries of Chapter 11 cases in the U.S.

The Financial Restructuring includes the Company’s plan to raise up to $500 million of new money investments, including a $375 million issue of new second lien senior notes (inclusive of a euro tranche of up to $100 million equivalent) with (i) a cash interest at a rate of LIBOR for the dollar tranche and EURIBOR for the euro tranche (subject to a floor of 1%) + 4% per annum and a payment-in-kind (“PIK”) interest at a rate of 8.5% per annum, (ii) a six-year tenor (the “New Money Second Lien Notes”) and (iii) penny warrants giving the possibility to subscribe for new shares representing 16% of the share capital of the Company1, at a price of € 0.01 per new share2 (the “Warrants” and, together with the New Money Second Lien Notes, the “Securities”), to be subscribed by Eligible Holders of Senior Notes (each as defined below) under the terms of a private placement agreement dated June 26, 2017 (the “PPA”).

CGG, certain of its subsidiaries, and the members of the ad hoc committee of the holders of the Senior Notes (the “Committee”) entered into the PPA on June 26, 2017, following authorization by the judge overseeing the safeguard proceeding on June 23 of CGG’s execution of the PPA. In the PPA, the members of the Committee committed (i) to subscribe for their Pro Rata Portion and (ii) to backstop any of the Securities whose subscription is not committed during the Placement Period, as defined and described below3.

CGG announces the opening on Tuesday, June 27, 2017 of the Placement Period (as defined below) for the Subscription Commitment (as defined below) in respect of the Securities. Eligible Holders of Senior Notes may commit to subscribe (the “Subscription Commitment”) for their pro rata portion of the Securities, calculated based on the lower of (i) the aggregate principal amount of Senior Notes held by such holder as of 5 p.m. New York City time on June 1, 2017 (the “Record Date”) and (ii) the aggregate principal amount of Senior Notes held by such holder when it commits to subscribe, in each case, compared to the total principal amount of the Senior Notes outstanding as of the Record Date (the “Pro Rata Portion”). Solely for purposes of calculating holdings as of the Record Date, the net positive position of Senior Notes that are subject to binding trades that have not yet been settled on such date may be deemed held on the Record Date (upon provision of evidence of such net positive position to the satisfaction of Lucid Issuer Services Limited (the “Private Placement Agent”) and the Company).

Allocation of Securities to Eligible Holders of Senior Notes

[1]	After restructuring steps but before exercise of Warrants #1 and Warrants #2.
[2]	This requires the prior reduction of the nominal value of CGG shares from €0.80 to €0.01 (by way of a reduction in the share capital), the difference being booked as unavailable reserves.
[3]	The members of the Committee will receive, on closing and subject to closing, in consideration for their backstop services (i) a 3% cash fee and (ii) penny warrants giving the possibility to subscribe for new shares representing 1.5% of the share capital of the Company (after restructuring steps but before exercise Warrant #1 and Warrants #2).

Each Eligible Holder of Senior Notes has the right to commit to subscribe for its Pro Rata Portion (neither more nor less) during the Placement Period. The Placement Period will be open from June 27, 2017 until 5 p.m. in New York City on July 7, 2017 (the “Placement Period”). Eligible Holders of Senior Notes who do not commit to subscribe during the Placement Period may not receive a further opportunity to subscribe for the Securities.

In order to commit to subscribe for Securities, each Eligible Holder of Senior Notes must make the representations and warranties in Schedule 4 of the PPA, which are reproduced in Appendix 1 to this communication for convenience. These include representations and warranties with respect to an investor’s status as a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act of 1933 and a “qualified investor” as defined in Article 2(1)(e) of the Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the European Economic Area. The applicable definitions are reproduced in Appendix 2 to this communication for convenience.

Subject to the terms and conditions set out in the PPA, an Eligible Holder committing to subscribe for the Securities will have the option to elect to receive at the issuance all or part of its New Money Second Lien Notes in a separate tranche denominated in euros.

For additional information on the Securities and the proposed private placement, Eligible Holders should refer to the information statement dated June 26, 2017 (the “Information Statement”).

Settlement and delivery

The issuance of the Securities is subject to various conditions precedent, including the approval of the restructuring plan by the competent courts both in the U.S. and in France, the plan becoming effective in both jurisdictions, and the implementation of the other aspects of the Financial Restructuring. That implementation requires, among other things, approval of the relevant resolutions by the CGG shareholders’ meeting and obtaining the required level of support from creditors in the proceedings launched in France and the U.S. If the applicable conditions precedent are satisfied or waived (where possible), the subscription, payment and delivery of the Securities is expected to occur no later than February 28, 2018.

As a prerequisite to receiving (but not committing to subscribe for) the Securities, each Eligible Holder of Senior Notes holding positions through DTC must first transfer its positions held in DTC into an existing Euroclear/Clearstream securities account prior to the Reference Date (as defined below), thereby permitting it to receive the Securities. Eligible Holders of DTC Senior Notes will receive information in connection with this process through an announcement delivered through DTC in advance of the settlement and delivery of the Securities.

The New Money Second Lien Notes will only be eligible in Euroclear/Clearstream with XS ISIN codes and the Warrants will be eligible in Euroclear/Clearstream with FR ISIN codes.

Consideration to each Eligible Holder of Senior Notes committing to subscribe for the Securities

Subject to payment, issuance and delivery of the Securities (expected to occur no later than February 28, 2018 subject to completion of conditions precedent), each Eligible Holder of Senior Notes committing to subscribe for the Securities and actually subscribing for such Securities will receive a commitment fee of an amount equal to 7.0% of its commitment. The commitment fee will, at the Company’s election, be paid on the date the Securities are issued or set off from the amount to be paid to subscribe for the Securities.

Subscription Commitments

Copies of the Information Statement that includes the LUA and the PPA are available to Eligible Holders of Senior Notes via www.lucid-is.com/cgg.

Any beneficial holder of Senior Notes who wishes to commit to subscribe for the Securities must complete all of the following actions before the end of the Placement Period:

•	Duly execute and return to the Private Placement Agent the Joinder Agreement to the PPA;

•	Duly execute and return to the Private Placement Agent the Accession Letter to the LUA;

•	Instruct its custodian to provide evidence to the Private Placement Agent of such holder’s holding of Senior Notes as of the Record Date by submitting an electronic instruction through either Euroclear or Clearstream, or by directing its DTC Participant to complete a Confirmation Form and return it to the Private Placement Agent;

•	Provide evidence satisfactory to the Private Placement Agent and the Company of the net positive position of Senior Notes that are subject to binding trades and that have not yet been settled as of the Record Date (if any); and

•	Provide evidence satisfactory to the Private Placement Agent and the Company of its holding of Senior Notes on the date it joins the PPA and accedes to the LUA.

Eligible Holders should review the procedures set forth in the Information Statement, together with Section 2.3 of the PPA, before submitting their commitments.

For any questions in relation to the procedures set out above and all relevant documentation to be provided, Eligible Holders of Senior Notes are encouraged to contact:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London, WC1H 8HA

Website: www.lucid-is.com/cgg

Email: cgg@lucid-is.com

Telephone: +44 (0) 20 7704 0880

Attention: Sunjeeve Patel / Victor Parzyjagla

“Eligible Holder” means a holder of Senior Notes that meets all of the criteria set forth in Appendix 1 on (i) the date on which such holder becomes a party to the PPA and the LUA, including by executing the Joinder Agreement and the Accession Letter, respectively, and (ii) the date of the issuance of the Securities.

“held” means, with respect to a party committing to subscribe for the Securities, beneficially owned by such party or funds, entities or accounts that are managed, advised or sub-advised by such party or its affiliates, and “holding,” “hold,” “holdings” and similar terms shall have corresponding meanings.

“Reference Date” means the last day of the subscription period of the rights issue contemplated as part of the Financial Restructuring, as described in Step 3 of Part B of the term sheet attached to the LUA as Schedule 6.

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66) (the “2021 Notes”), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) (the “2020 Notes”) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52) (the “2022 Notes”).

The attention of the Eligible Holders of Senior Notes is drawn to the fact that documents relating to the private placement of the Securities are being made available to them and that such documents should be read carefully prior to making any decision as to whether to commit to subscribe for the Securities. This announcement does not constitute an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of the securities in the United States in connection with this transaction. With respect to the member states of the European Economic Area (the “EEA”) which have implemented the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive”)), no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to in this announcement requiring a publication of a prospectus in any relevant member State. As a result, the securities referred to in this announcement may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Appendix 1

The representations and warranties appearing below have been extracted and reproduced from Schedule 4 of the Private Placement Agreement. Capitalized terms used but not defined in this Appendix 1 have the meanings ascribed to them in the Private Placement Agreement.

*            *             *

For each Commitment Party, the term “Private Placement Instruments” as used in this Schedule 4 shall refer to the Private Placement Instruments and be deemed to include the Backstop Fee Instruments whenever the context so requires.

In consideration of being offered Private Placement Instruments in the proposed Private Placement, each Commitment Party hereby acknowledges, undertakes, represents, warrants, confirms and agrees (as the case may be), severally and not jointly, as to itself and not any other Commitment Party, to the Company as follows:

1.	In making any decision to subscribe for or purchase the Private Placement Instruments, we confirm that we have such knowledge and experience in financial, business and international investment matters as is sufficient for us to evaluate the merits and risks of subscribing for or purchasing the Private Placement Instruments. We are experienced in investing in securities of this nature and are aware that we may be required to bear, and are able to bear, the economic risk of, have adequate means of providing for our current and contingent needs, have no need for liquidity and are able to sustain a complete loss in connection with, the Private Placement. We are aware and understand that an investment in the Private Placement Instruments involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment.

2.	We understand that there may be certain consequences under United States and other tax laws resulting from an investment in the Private Placement Instruments and have made such investigation and have consulted our own independent advisors or otherwise have satisfied ourselves concerning, without limitation, the effects of the United States federal, state and local income tax laws and foreign tax laws generally and ERISA, the Investment Company Act and the Securities Act.

3.	We are aware that the Company is an SEC registrant and that its reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) are publicly available at http://www.sec.gov. We understand that an information statement, dated June 26, 2017 (as amended, supplemented or otherwise modified from time to time, the “Information Statement”), has been prepared in connection with the offering of the Placement Instruments and made available to Eligible Holders from the Private Placement Agent, and we have reviewed such Information Statement in connection with making our investment decision. We have read such information as we have deemed necessary, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which the Company filed with the SEC on May 1, 2017, and the other items identified in the Information Statement. We have: (a) made our own assessment and satisfied ourselves concerning legal, regulatory, tax, business, currency, economic and financial considerations in connection herewith to the extent we deem necessary; (b) had access to review publicly available information concerning the Group that we consider necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as we believe is necessary or appropriate in connection with our subscription or purchase of the Private Placement Instruments; (d) had the opportunity to ask and have asked any queries regarding (i) the Financial Restructuring and the related Lock-Up Agreement, (ii) the Obligors and their affairs and (iii) the terms of the Private Placement Instruments and have received satisfactory answers from representatives of the Company thereto; and (e) made our investment decision based solely upon our own judgment, due diligence and analysis of the foregoing materials (and not upon any view expressed or information provided by or on behalf of the Group or any of its Affiliates or any person acting on its behalf).

4.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United States or for and on behalf of persons in the United States, we understand and agree: (1) that we are a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act (“QIB”); (2) that the Private Placement Instruments are being offered and sold to us in accordance with the exemption from registration under the Securities Act for transactions by an issuer not involving a public offering of securities in the United States and that the Private Placement Instruments and the New Common Stock have not been, and will not be, registered under the Securities Act or with any State (as defined in the Securities Act) or other jurisdiction of the United States; (3) that the Private Placement Instruments and the New Common Stock may not be reoffered, resold, pledged or otherwise transferred by us except (a) outside the United States in an offshore transaction pursuant to Rule 903 or Rule 904 of Regulation S, (b) solely with respect to the Private Placement Notes, in the United States to a person whom the seller reasonably believes is a QIB to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, pursuant to Rule 144A under the Securities Act, (c) pursuant to Rule 144 under the Securities Act (if available), (d) to the Company, (e) pursuant to an effective registration statement under the Securities Act, or (f) pursuant to another available exemption, if any, from registration under the Securities Act, in each case in compliance with all applicable laws; (4) that the Private Placement Instruments are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act; (5) to notify any transferee to whom we subsequently reoffer, resell, pledge or otherwise transfer the Private Placement Instruments of the foregoing restrictions on transfer; (6) that, for so long as the Private Placement Instruments or the New Common Stock are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), we will take commercially reasonable steps to segregate such Private Placement Instruments from any other securities that we hold that are not restricted securities, shall not deposit the New Common Stock in any depositary facility established or maintained by a depositary bank, and will only transfer such Private Placement Instruments in accordance with this paragraph; (7) that if we are acquiring the Private Placement Instruments as a fiduciary or agent for one or more investor accounts, each such account is a QIB, we have sole investment discretion with respect to each such account and we have full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each such account; (8) that we are acquiring such Private Placement Instruments for our own account (or the account of a QIB as to which we have sole investment discretion) for investment purposes and (subject to the disposition of our property being at all times within our control) not with a view to any distribution or resale of the Private Placement Instruments, directly or indirectly, in the United States or otherwise in violation of the United States securities laws; and (9) that no representation has been made as to the availability of the exemption provided by Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Private Placement Instruments. We acknowledge and agree, to the extent the Private Placement Instruments are delivered in certificated form, such certificate will bear a legend substantially to the effect as set out in this paragraph, unless agreed otherwise with the Company.

5.	With respect to any Private Placement Instruments offered to or subscribed for or purchased by us outside the United States, we understand and agree that we are located outside the United States and are participating in the Private Placement from outside the United States and we are neither a U.S. person nor acting for the account or benefit of any U.S. persons.

6.	With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the European Economic Area (“EEA”), we acknowledge that we are persons in member states of the EEA who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive”)) and any implementing measure in each relevant member state of the EEA (“Qualified Investors”). In addition, with respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United Kingdom, we are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO.

7.	We acknowledge that, in accordance with article 211-3 of the AMF General Regulations, the Company has informed us that (a) the Private Placement does not entail the filing by the Company of a prospectus (as this term is referred to, in particular, in Article 1 of EC Regulation N°809/2004 of 29 April 2004) subject to the visa of the AMF; (b) the Commitment Parties that qualify as qualified investors (investisseurs qualifiés), or if the Private Placement is only open to a limited circle of investors (cercle restreint d’investisseurs), such investors, in accordance with Article L.411-2, II, 2° of the French monetary and financial code, can participate in the Private Placement for their own account only and in the conditions set forth in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 et D. 764-1 of the French monetary and financial code; and (c) the direct or indirect dissemination to the public of the acquired Private Placement Instruments can only be made in the conditions of Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 à L. 621-8-3 of the French monetary and financial code.

8.	We, and any account for which we are acting, became aware of the Private Placement Instruments, and such were offered to us and each account for which we are acting (if any), solely by means of direct contact between us and the Company, and not by any other means. We and any fund, entity or account for which we are acting or advising or sub-advising did not become aware of the Private Placement Securities, and such were not offered to us or any account for which we are acting, by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or through any directed selling efforts within the meaning of Regulation S.

9.	We understand that no action has been or will be taken by the Company or any person acting on behalf of the Company that would, or is intended to, permit a public offer of the Private Placement Instruments in any country or jurisdiction where any such action for that purpose is required.

10.	We are not aware of any facts that would cause our subscription or purchase of the Private Placement Instruments to violate applicable laws and regulations in France or the jurisdiction of our residence.

11.	We will subscribe for or acquire any Private Placement Instruments subscribed for or purchased by us for our account or for one or more accounts as to each of which we exercise sole investment discretion and we have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

12.	We understand that the foregoing representations, warranties, agreements and acknowledgements are intended to ensure compliance with applicable United States and other securities laws and acknowledge that the Company will rely upon the truth and accuracy of the representations, warranties and acknowledgements set forth herein. We will notify the Company promptly and in writing if any of the acknowledgements, representations, warranties and agreements made herein and in connection with acquiring the Private Placement Instruments is no longer accurate.

Appendix 2

A “qualified institutional buyer” means:

(i)	Any of the following entities, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(A)	Any insurance company as defined in section 2(a)(13) of the Securities Act of 1933 (the “Act”);

(B)	Any investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or any business development company as defined in section 2(a)(48) of that Act;

(C)	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

(D)	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

(E)	Any employee benefit plan within the meaning of title I of the Employee Retirement Income Security Act of 1974;

(F)	Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in paragraph (a)(1)(i) (D) or (E) of this section, except trust funds that include as participants individual retirement accounts or H.R. 10 plans.

(G)	Any business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”);

(H)	Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in section 3(a)(2) of the Act or a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; and

(I)	Any investment adviser registered under the Investment Advisers Act.

(ii)	Any dealer registered pursuant to section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer, Provided, That securities constituting the whole or a part of an unsold allotment to or subscription by a dealer as a participant in a public offering shall not be deemed to be owned by such dealer;

(iii)	Any dealer registered pursuant to section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

(iv)

Any investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the investment company or are part of such family of investment companies. “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor), provided that, for purposes of this section:

(A)	Each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company; and

(B)	Investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor);

(v)	Any entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; and

(vi)	Any bank as defined in section 3(a)(2) of the Act, any savings and loan association or other institution as referenced in section 3(a)(5)(A) of the Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under Rule 144A under the Act in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding such date of sale for a foreign bank or savings and loan association or equivalent institution.

A “qualified investor” means persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the European Economic Area) and any implementing measure in each relevant member state of the European Economic Area, which more precisely refer to persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments (the “MiFiD Directive”), and persons or entities who are, on request, treated as professional clients in accordance with Annex II to the MiFiD Directive, or recognized as eligible counterparties in accordance with Article 24 of the MiFiD Directive unless they have requested that they be treated as non-professional clients.

Section I of Annex II to the MiFiD Directive provides that:

“Professional client is a client who possesses the experience, knowledge and expertise to make its own investment decisions and properly assess the risks that it incurs. In order to be considered a professional client, the client must comply with the following criteria:

The following should all be regarded as professionals in all investment services and activities and financial instruments for the purposes of the MiFiD Directive.

1.	Entities which are required to be authorized or regulated to operate in the financial markets. The list below should be understood as including all authorized entities carrying out the characteristic activities of the entities mentioned: entities authorized by a Member State under a Directive, entities authorized or regulated by a Member State without reference to a Directive, and entities authorized or regulated by a non-Member State:

(a)	Credit institutions

(b)	Investment firms

(c)	Other authorized or regulated financial institutions

(d)	Insurance companies

(e)	Collective investment schemes and management companies of such schemes

(f)	Pension funds and management companies of such funds

(g)	Commodity and commodity derivatives dealers

(h)	Locals

(i)	Other institutional investors

2.	Large undertakings meeting two of the following size requirements on a company basis:

— balance sheet total:	EUR	20,000,000

— net turnover:	EUR	40,000,000

— own funds:	EUR	2,000,000.

3.	National and regional governments, public bodies that manage public debt, Central Banks, international and supranational institutions such as the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and other similar international organizations.

4.	Other institutional investors whose main activity is to invest in financial instruments, including entities dedicated to the securitization of assets or other financing transactions.”

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 27th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer